ScanHash LLC
Balance Sheets
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities	$ -	$ -
Total liabilities	-	-
Commitments and contingencies	-	-
Common units; 10,000,000 membership interest units authorized, 8,200,000 membership interest units outstanding for 12/31/2020 and 12/31/2021	-	-
Member contributions	-	-
Retained Earnings	-	-
Total members' equity	-	-
Total liabilities and members' equity	$ -	$ -